UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Fairmont Hotels & Resorts Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    305204109
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 11, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 305204109

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No. 305204109

1  NAME OF REPORTING PERSON
      Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No. 305204109

1  NAME OF REPORTING PERSON
      CCI Offshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 305204109

1  NAME OF REPORTING PERSON
      Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No. 305204109

1  NAME OF REPORTING PERSON
      Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No. 305204109

1  NAME OF REPORTING PERSON
      CCI Onshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 305204109

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Shares, without nominal or par value (the "Shares"), of Fairmont Hotels & Resorts Inc., a Canadian corporation (the "Issuer"), and amends the
Schedule 13D (the "Original 13D") relating to the Shares filed by the Registrants (as defined in the Original 13D) on October 28, 2005, as amended by the Schedule TO-C filed by the Registrants on December 2, 2005, the Schedule TO-T filed by the Registrants on December 9, 2005, as amended on December 27, 2005 by Amendment No. 1 and on January 31, 2006 by Amendment No. 2. The address of the principal executive offices of the Issuer is 100 Wellington Street West, Canadian Pacific Tower, Toronto-Dominion Centre, Suite 1600, Toronto, Ontario M5K 1B7. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 4. Purpose of Transaction

     Item 4 is hereby amended and supplemented by adding thereto the following:

     On May 11, 2006, the Issuer consummated the transactions contemplated by that certain Acquisition Agreement, dated January 29, 2006 (the "Acquisition
Agreement"), by and between the Issuer and 3128012 Nova Scotia Limited, an entity affiliated with Kingdom Hotels International and Colony Capital. The Acquisition Agreement provided for, among other things, the acquisition by 3128012 Nova Scotia Limited of all of the outstanding Shares at a price of $45.00 per Share in cash. As a result of the consummation of such transactions, the Registrants no longer beneficially own any Shares.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and supplemented by adding thereto the following:

     (e) The Registrants ceased to be the beneficial owners of more than 5% of the Shares on May 11, 2006.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2006


ICAHN PARTNERS LP, by its General Partner, Icahn Onshore LP, by its General Partner, CCI Onshore Corp.

By:  /s/ Vincent J. Intrieri
     -----------------------
     Name:  Vincent J. Intrieri
     Title:  Vice President and Treasurer


ICAHN PARTNERS MASTER FUND LP, by its General Partner, Icahn Offshore LP, by its General Partner, CCI Offshore Corp.

By:  /s/ Vincent J. Intrieri
     -----------------------
     Name: Vincent J. Intrieri
     Title:  Vice President and Treasurer


ICAHN ONSHORE LP, by its General Partner, CCI Onshore Corp.

By:  /s/ Vincent J. Intrieri
     -----------------------
     Name:  Vincent J. Intrieri
     Title:  Vice President and Treasurer


ICAHN OFFSHORE LP, by its General Partner, CCI Offshore Corp.

By:  /s/ Vincent J. Intrieri
     -----------------------
     Name: Vincent J. IntrierI
     Title: Vice President and Treasurer


CCI ONSHORE CORP.

By:  /s/ Vincent J. Intrieri
     -----------------------
     Name:  Vincent J. Intrieri
     Title:  Vice President and Treasurer


CCI OFFSHORE CORP.

By:  /s/ Vincent J. Intrieri
     -----------------------
     Name:  Vincent J. Intrieri
     Title:  Vice President and Treasurer


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

               [Signature Page of Amendment No. 1 to Schedule 13D
        Fairmont Hotels & Resorts Inc. - Consummation of the Acquisition]